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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                              AMENDED AND RESTATED
                                    FORM N-8F
    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES


I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE: for descriptions, SEE Instruction 1 above):

      [X]   MERGER

      [ ]   LIQUIDATION

      [ ]   ABANDONMENT OF REGISTRATION
            (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]   Election of status as a BUSINESS DEVELOPMENT COMPANY (Note:
            Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: The Latin America Equity Fund, Inc.

3.    Securities and Exchange Commission File Nos.: 811-06413

4.    Is this an initial Form N-8F or an amendment to previously filed Form
      N-8F?

      [ ]   Initial Application           [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      The Latin America Equity Fund, Inc.
      466 Lexington Avenue, 16th Floor
      New York, NY 10017

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6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Daniel Schloendorn, Esq.
      Willkie Farr & Gallagher
      787 Seventh Avenue
      New York, New York 10019-6099
      (212) 728-8000

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Bear Stearns Funds Management, Inc.
      575 Lexington Avenue
      New York, NY 10022
      (212) 272-2000

      Note: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

      [X]   Management Company;

      [ ]   Unit investment trust; or

      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ ]   Open-end          [X]   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

      Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      INVESTMENT ADVISER                      INVESTMENT SUB-ADVISER
      ------------------                      ----------------------
      Credit Suisse Asset Management, LLC     Celfin Servicios Financieros S.A.
      466 Lexington Avenue, 16th Floor        Apoquindo 3721, Piso 19
      New York, NY 10017                      Santiago, Chile

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12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: N/A

13.   If the fund is a unit investment trust ("UIT") provide:     N/A

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

      [ ]   Yes   [X]   No

      If Yes, for each UIT state:
            Name(s):

            File No.: 811-______

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning
            the decision to   engage in a Merger, Liquidation or Abandonment of
            Registration?

            [X]   Yes   [ ]   No

            If Yes, state the date on which board vote took place: July 24, 2000

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes   [ ]   No

            If Yes, state the date on which the shareholder vote took place:
            October 10, 2000

            If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [ ]   Yes   [X]   No

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      (a)   If Yes, list the date(s) on which the fund made those distributions:

      (b)   Were the distributions made on the basis of net assets?

            [ ]   Yes   [ ]   No

      (c)   Were the distributions made PRO RATA based on share ownership?

            [ ]   Yes   [ ]   No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      Pursuant to the terms of the agreement governing the Merger,on November 10, 2000 each share of common stock of The Latin America Equity Fund, Inc. ("LAQ") was converted into an equivalent dollar amount of full shares of common stock of The Latin America Investment Fund, Inc. ("LAM") based on the net asset value of each Fund as of 4:00 p.m. Eastern Time on November 9, 2000. Based on LAM's and LAQ's net asset value of $16.60 and $15.23, respectively, as of time of determination, the conversion ratio was 0.9175 shares of LAM for each share of LAQ. No fractional shares were issued, and cash was paid in lieu thereof. LAQ ceased to exist under Maryland law on November 10, 2000 and did not distribute any assets, including shares of LAM, to shareholders. (This transaction, having been structured as a statutory merger rather than a sale of assets, did not require LAQ to liquidate and distribute assets to its shareholders in connection therewith. Rather, by operation of law, its outstanding shares were automatically converted into LAM shares.) LAM (File No. 811-6094) changed its name to The Latin America Equity Fund, Inc. and issued certificates representing shares of LAM for certificates representing shares of LAQ.



      (e)   LIQUIDATIONS ONLY:
            Were any distributions to shareholders made in kind?

            [ ]   Yes   [ ]   No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   CLOSED-END FUNDS ONLY:
      Has the fund issued senior securities?

      [ ]   Yes   [X]   No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

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      [ ]   Yes   [X]   No
      If No,
      (a) How many shareholders does the fund have as of the date this form is filed? None.

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]   Yes   [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

      [ ]   Yes   [X]   No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [ ]   Yes   [ ]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]   Yes   [X]   No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

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IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:                                           $165,000

            (ii)  Accounting expenses:                                       $30,000

            (iii) Other expenses (list and identify separately):

                        Proxy solicitation                                   $15,155

                        PaineWebber Consultation Fees                       $166,237

                        Printing                                             $55,165

                        NYSE                                                  $5,679

                        SEC Registration Fees                                $27,869

                        Hart-Scott-Rodino Filing Fee                         $22,500

                        Miscellaneous                                         $3,000

            (iv)  Total expenses (sum of lines (i)-(iii) above):            $490,605

      (b)   How were those expenses allocated?

            The aggregate amount of estimated total expenses pertaining to the Merger were allocated equally between The Latin America Equity Fund, Inc. and The Latin America Investment Fund, Inc. However, each Fund was responsible for its PRO RATA share of the financial advisory fees.

      (c)   Who paid those expenses?

            The Latin America Equity Fund, Inc. and The Latin America Investment Fund, Inc. as described in Item 22(b).

      (d)   How did the fund pay for unamortized expenses (if any)?

            NYSE fees have been written off. Insurance fees were reallocated to the The Latin America Investment Fund, Inc.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

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      [ ]   Yes   [X]   No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ]   Yes   [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]   Yes   [X]   No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:
            The Latin America Equity Fund, Inc. (formerly known as The Latin
            America Investment Fund, Inc.)

      (b) State the Investment Company Act file number of the fund surviving the Merger:
            811-6094

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form N-14 type used and date the agreement was filed:
            33-42752, Form N-14 8C/A, August 18, 2000.

      (d) If the merger or reorganization agreement had NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION



      The undersigned states that (i) he has executed this Amended and Restated Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of THE LATIN AMERICA EQUITY FUND, INC., (ii) he is a Senior Vice President of THE LATIN AMERICA EQUITY FUND, INC., and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Amended and Restated Form N-8F application have been taken. The undersigned also states that the facts set forth in this Amended and Restated Form N-8F application are true to the best of his knowledge, information and belief.


                                                (Signature)

                                                /s/ Hal Liebes
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